UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

57TH STREET GENERAL ACQUISITION CORP.
(Name of Issuer)
COMMON STOCK, PAR VALUE OF $0.0001 PER SHARE
(Title of Class of Securities)
316816107
(CUSIP Number)
May 5, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	316816107

1	NAMES OF REPORTING PERSONS 57th Street GAC Holdings LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		806,256

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		806,256

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	806,256

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.42%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	316816107

1	NAMES OF REPORTING PERSONS Paul D. Lapping *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		806,256

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		806,256

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	806,256

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.42%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*
Mr. Lapping is the sole managing member of 57th Street Holdings and has sole voting and dispositive power over 57th Street Holdings and as a result he may be deemed to be the beneficial owner of any shares owned by 57th Street Holdings. Mr. Lapping disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

**
Assuming 14,862,185 shares of Common Stock are issued and outstanding, including 4,494,491 shares of Common Stock outstanding after giving effect to each of (a) 1,594,584 shares of Common Stock purchased pursuant to the Offer, (b) 150,000 shares of Common Stock forfeited by 57th Street GAC Holdings LLC and (c) the issuance of: (i) 176,519 shares of Common Stock issued as “Expense Shares”; (ii) 5,456,300 shares of Common Stock issuable upon exercise of outstanding Warrants; (iii) 370,000 share of Common Stock pursuant to the Insider Warrant Exchange Agreement; and (iv) 4,541,394 shares of Common Stock in exchange of 4,541,394 New Crumbs Class B Exchangeable Units. Capitalized terms used herein but not defined have the meanings ascribed to them in the Third Amended and Restated Offer to Purchase dated April 18, 2011, as amended and supplemented, filed as Exhibit (a)(1)(O) to Amendment No. 5 to Schedule TO filed with the Securities and Exchange Commission (“SEC”) on April 18, 2011 as amended and supplemented.

Item 1(a).	Name of Issuer
57th Street General Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices
110 West 40th Street, Suite 2100, New York, NY 10018

Item 2(a).	Names of Persons Filing
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i) 57th Street GAC Holdings LLC (“57th Street Holdings”);
ii) Paul D. Lapping (“Mr. Lapping”). Until May 5, 2011, Mr. Lapping was the Chief Financial Officer, Treasurer, Secretary and Director of the Issuer.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:
i) the Principal Business Office of 57th Street Holdings is 590 Madison Avenue, 35th Floor, New York, New York 10022.
ii) Mr. Lapping’s address is c/o 590 Madison Avenue, 35th Floor, New York, New York 10022.

Item 2(c).	Citizenship
i) 57th Street Holdings is a Delaware limited liability company;
ii) Mr. Lapping is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities
Common Stock, par value $0.0001 per share

Item 2(e).	Cusip Number
316816107

Item 3.	If this statement is filed pursuant to SS.SS. 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the person filing is a:
(a)	☐ Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(b) or the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
(g)	☐ A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
(j)	☐ Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).
Not applicable

Item 4.	Ownership
See Cover Page Items 5 through 11 for each Reporting Person.
57th Street Holdings is the record holder of the 806,256 shares of Common Stock of the Issuer (“Shares’). Mr. Lapping may be deemed to be the beneficial owner of the Shares as the sole managing member of 57th Street Holdings.
On October 30, 2009, the Issuer issued to 57th Street Holdings 638,889 shares of Common Stock for an aggregate amount of $25,000 in cash. 57th Street Holdings agreed that these shares will not be sold or transferred until one year following consummation of a business transaction, subject to certain limited exceptions. On May 28, 2010, 57th Street Holdings forfeited 32,633 of these shares in connection with the underwriters’ partial exercise of the over-allotment option in the Issuer’s initial public offering.
On May 5, 2011, pursuant to the terms of a Business Combination Agreement dated as of January 9, 2011 and amended on each of February 18, 2011, March 17, 2011 and April 7, 2011 by and among the Issuer, 57th Street Merger Sub LLC, Crumbs Holdings, LLC, the members of Crumbs and the representatives of the Members and Crumbs, 57th Street Holdings forfeited 150,000 shares of Common Stock of the Issuer pursuant to an Acknowledgement of Forfeiture of Shares dated April 7, 2011, and on June 23, 2011, acquired 350,000 shares pursuant to an Insider Warrant Exchange Agreement dated May 5, 2011, in exchange for 3,500,000 warrants to purchase common stock.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The members of 57th Street Holdings are Mark D. Klein, a Director, and formerly our Chairman, Chief Executive Officer and President, Jakal Investments LLC, an entity controlled by Mr. Lapping, Frederick G. Kraegel, a Director, Leonard A. Potter, a Director, Andrew A. Fink, formerly a Director, and Michael Gross and 57th Street Partners LLC, whose sole managing members are Michael J. Levitt and Jonathan I. Berger.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

57th Street GAC Holdings LLC.

By:	/s/ Paul D. Lapping Name: Paul D. Lapping
Title: Sole Managing Member

By:	/s/ Paul D. Lapping

Name: Paul D. Lapping

JOINT FILING AGREEMENT
The undersigned hereby agree that this Statement on Schedule 13G with respect to the shares of common stock of 57th Street General Acquisition Corp. dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

57th Street GAC Holdings LLC.

By:	/s/ Paul D. Lapping Name: Paul D. Lapping
Title: Sole Managing Member

By:	/s/ Paul D. Lapping Name: Paul D. Lapping